SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
(Amendment No. 4)
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

General Cable Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.75% Series A Redeemable Convertible Preferred Stock, $50.00 Liquidation Preference Per Share
(Title of Class of Securities)
369300207, 369300306
(CUSIP Number of Class of Securities)
Robert J. Siverd
Executive Vice President, General Counsel and Secretary
General Cable Corporation
4 Tesseneer Drive
Highland Heights, Kentucky 41076
(859) 572-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With Copies to:

Alan H. Lieblich, Esquire	Robert Evans III, Esquire
Jeffrey M. Taylor, Esquire	Shearman & Sterling LLP
Blank Rome LLP	599 Lexington Avenue
One Logan Square	New York, New York 10022-6069
Philadelphia, Pennsylvania 19103-6998	(212) 848-4000
(215) 569-5500

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$188,361,537	$22,170.15

(1)	For purposes of calculating the filing fee pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 0-11(b)(2) promulgated thereunder, the Transaction Valuation was calculated on the basis of the product of (a) 2,069,907 shares of the Registrant’s 5.75% Series A Redeemable Convertible Preferred Stock (“Preferred Stock”) proposed to be acquired by the Registrant and (b) $91.00, which is the average of the bid and asked price of the Preferred Stock on the over-the-counter market as of November 4, 2005.

(2)	The filing fee, calculated in accordance with Section 13(e)(3) of the Exchange Act is equal to $117.70 for each $1,000,000 of the aggregate Transaction Value, and, as set forth below, has been offset as provided in Rule 0-11(a)(2) by $20,215.04, representing the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to this transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,215.04	Filing Party: General Cable Corporation
Form or Registration No.: Form S-4 (File No. 333-129577)	Date Filed: November 9, 2005
Amount Previously Paid: $1,955.11	Filing Party: General Cable Corporation
Form or Registration No.: Schedule TO	Date Filed: November 9, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.
☐     Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☑

          This Amendment No. 4 (this “Amendment”) to the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) of General Cable Corporation, a Delaware corporation (the “Company”), is being filed by the Company and relates to an offer (the “Conversion Offer”) by the Company to pay a cash premium upon the conversion of any and all of the Company’s 5.75% Series A Redeemable Convertible Preferred Stock, $50.00 liquidation preference per share (the “Preferred Stock”), into shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the conversion offer prospectus dated November 9, 2005, as amended (the “Conversion Offer Prospectus”), and the related letter of transmittal. The Conversion Offer Prospectus and the related letter of transmittal form parts of the Company’s Registration Statement on Form S-4 (File No. 333-129577), as filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2005, as amended (the “Registration Statement”), relating to the shares of Common Stock to be issued to holders of Preferred Stock who validly surrender their shares of Preferred Stock for conversion in the Conversion Offer, and the Conversion Offer Prospectus and the related letter of transmittal are incorporated by reference in the Schedule TO to the extent provided in the Schedule TO.
          This Amendment is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.
          Item 4 of Schedule TO is hereby amended and supplemented by adding the following:
          The Conversion Offer expired at 5:00 p.m., New York City time, on Friday, December 9, 2005 (the “Expiration Date”). On December 12, 2005, the Company announced the acceptance for conversion of 1,939,991 shares of Preferred Stock that were validly tendered and not withdrawn as of the Expiration Date, and that it would issue approximately 9,696,075 shares of its common stock in exchange for such shares of Preferred Stock promptly after the Expiration Date. Upon the settlement of the Conversion Offer, 129,916 shares of Preferred Stock will remain outstanding.
          The full text of the Company’s press release relating to the announcement of the expiration and results of the Conversion Offer is filed as Exhibit (a)(1)(viii) to the Schedule TO and is incorporated herein by reference in response to this item.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Conversion Offer Prospectus, dated November 9, 2005 (incorporated herein by reference to the Registration Statement)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)
(a)(1)(v)	Form W-9 and Instructions thereto (incorporated by reference to Exhibit 99.4 to the Registration Statement)
(a)(1)(vi)	Press Release, dated November 9, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)*
(a)(1)(vii)	Press Release, dated November 28, 2005 (incorporated by reference to Exhibit 99.1 to the November 28, 2005 Form 8-K (File No. 1-12983))

Exhibit
Number	Description

(a)(1)(viii)	Press Release, dated December 12, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)
(a)(2)(i)	The information provided in the November 28, 2005 Form 8-K (File No. 1-12983) (incorporated by reference in accordance with General Instruction F to Schedule TO)
(a)(2)(ii)	The information provided in response to Part I, Item 1 and the section entitled “Liquidity and Capital Resources” of Part II, Item 2 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, as filed with the SEC on November 7, 2005 (File No. 1-12983) (incorporated by reference in accordance with General Instruction F to Schedule TO)
(a)(2)(iii)	The information provided in response to Part I, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 30, 2005, as amended by Amendment No. 1 on Form 10-K/ A, as filed with the SEC on April 29, 2005 (File No. 1-12983) (incorporated by reference in accordance with General Instruction F to Schedule TO)
(b)(1)	Credit Agreement by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated November 24, 2003 (incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 12, 2004 (File No. 1-12983))
(b)(2)	First Amendment, dated April 14, 2004, to the Credit Agreement by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated November 24, 2003 (incorporated by reference to Exhibit 10.66 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, as filed with the SEC on May 7, 2004 (File No. 1-12983))
(b)(3)	Amended and Restated Credit Agreement, by and among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated October 22, 2004 (incorporated by reference to Exhibit 10.69 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the SEC on November 5, 2004 (File No. 1-12983))
(b)(4)	Second Amended and Restated Credit Agreement, dated November 23, 2005, by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Administrative Agent, Collateral Agent and Swingline Lender, National City Business Credit, Inc. as Syndication Agent, Bank of America, N.A. as Documentation Agent, and the other guarantors and lenders who are signatories thereto (incorporated by reference to Exhibit 4.11 to the Registration Statement)
(d)(1)	Dealer Manager Agreement, dated November 9, 2005, by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 1.1 to the Registration Statement)
(d)(2)	Conversion Agent Agreement, dated November 9, 2005, by and between Mellon Investor Services LLC and General Cable Corporation (incorporated by reference to Exhibit 99.5 to the Registration Statement)
(d)(3)	Information Agent Agreement, dated November 2, 2005, by and between D.F. King & Co., Inc. and General Cable Corporation (incorporated by reference to Exhibit 99.6 to the Registration Statement)
(h)	Tax Opinion of Blank Rome LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement)

* Previously filed.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL CABLE CORPORATION

By:	/s/ Robert J. Siverd

Robert J. Siverd
Executive Vice President, General Counsel
and Secretary
Date: December 12, 2005

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Conversion Offer Prospectus, dated November 9, 2005 (incorporated herein by reference to the Registration Statement)
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)
(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement)
(a)(1)(v)	Form W-9 and Instructions thereto (incorporated by reference to Exhibit 99.4 to the Registration Statement)
(a)(1)(vi)	Press Release, dated November 9, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)*
(a)(1)(vii)	Press Release, dated November 28, 2005 (incorporated by reference to Exhibit 99.1 to the November 28, 2005 Form 8-K (File No. 1-12983))
(a)(1)(viii)	Press Release, dated December 12, 2005 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934)
(a)(2)(i)	The information provided in the November 28, 2005 Form 8-K (File No. 1-12983) (incorporated by reference in accordance with General Instruction F to Schedule TO)
(a)(2)(ii)	The information provided in response to Part I, Item 1 and the section entitled “Liquidity and Capital Resources” of Part II, Item 2 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, as filed with the SEC on November 7, 2005 (File No. 1-12983) (incorporated by reference in accordance with General Instruction F to Schedule TO)
(a)(2)(iii)	The information provided in response to Part I, Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 30, 2005, as amended by Amendment No. 1 on Form 10-K/ A, as filed with the SEC on April 29, 2005 (File No. 1-12983) (incorporated by reference in accordance with General Instruction F to Schedule TO)
(b)(1)	Credit Agreement by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated November 24, 2003 (incorporated by reference to Exhibit 10.63 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the SEC on March 12, 2004 (File No. 1-12983))
(b)(2)	First Amendment, dated April 14, 2004, to the Credit Agreement by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated November 24, 2003 (incorporated by reference to Exhibit 10.66 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, as filed with the SEC on May 7, 2004 (File No. 1-12983))
(b)(3)	Amended and Restated Credit Agreement, by and among the Company, Merrill Lynch Capital as Collateral and Syndication Agent, UBS AG as Administrative Agent, and the other guarantors and lenders who are signatories thereto, dated October 22, 2004 (incorporated by reference to Exhibit 10.69 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2004, as filed with the SEC on November 5, 2004 (File No. 1-12983))
(b)(4)	Second Amended and Restated Credit Agreement, dated November 23, 2005, by and among the Company, General Cable Industries, Inc., Merrill Lynch Capital as Administrative Agent, Collateral Agent and Swingline Lender, National City Business Credit, Inc. as Syndication Agent, Bank of America, N.A. as Documentation Agent, and the other guarantors and lenders who are signatories thereto (incorporated by reference to Exhibit 4.11 of the Registration Statement)

Exhibit
Number	Description

(d)(1)	Dealer Manager Agreement, dated November 9, 2005, by and between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated herein by reference to Exhibit 1.1 to the Registration Statement)
(d)(2)	Conversion Agent Agreement, dated November 9, 2005, by and between Mellon Investor Services LLC and General Cable Corporation (incorporated by reference to Exhibit 99.5 to the Registration Statement)
(d)(3)	Information Agent Agreement, dated November 2, 2005, by and between D.F. King & Co., Inc. and General Cable Corporation (incorporated by reference to Exhibit 99.6 to the Registration Statement)
(h)	Tax Opinion of Blank Rome LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement)

* Previously filed.